Exhibit (b)

CONFIDENTIAL

June 13, 2017

Donuts Inc.

10500 NE 8th Street, Suite 350

Bellevue, WA 98004

Attn: David Rostov, Chief Financial Officer

$110,000,000 Senior Secured Credit Facility

Donuts Inc.

Ladies and Gentlemen:

Donuts Inc. (the “Company” or “you”) has requested that Silicon Valley Bank (“SVB”) agree to structure, arrange and syndicate a senior secured credit facility in an initial aggregate principal amount of up to a U.S. Dollar equivalent of $110,000,000 (the “Credit Facilities”), and that SVB commit to provide a portion of the Credit Facilities and to serve as administrative agent for the Credit Facilities.

1.	Commitments

SVB in its capacity as committed lender (“Committed Lender”) is pleased to advise you of its commitment to provide up to $100,000,000 of the Credit Facilities on the hereinafter defined Closing Date allocated as follows: an $85,000,000 Term Loan Facility and a $15,000,000 Revolving Credit Facility, and its agreement to use commercially reasonable efforts to assemble a syndicate of financial institutions identified by SVB in consultation with you (together with SVB, the “Lenders”) to provide the balance of the commitments for the Credit Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter and in the Summary of Indicative Terms and Conditions attached hereto as Exhibit A (the “Term Sheet” and, together with this commitment letter, the “Commitment Letter”). The Credit Facilities will be used by you, or a newly formed entity controlled by you, in connection with the merger of DTS Sub Inc., a Delaware corporation, with and into Rightside Group, Ltd., a Delaware corporation (“Rightside Group” and together with its direct and indirect subsidiaries, the “Acquired Business”) (the transactions described above are collectively referred to as the “Transaction”).

2.	Conditions

SVB’s commitment is subject only to the conditions set forth in Schedule 1 to the Term Sheet. Silicon Valley Bank (in its capacity as lead arranger, the “Lead Arranger” and, together with Committed Lender, the “Commitment Parties”) is pleased to act, on such conditions and on the terms specified herein, as the sole lead arranger and sole bookrunner for the Credit Facilities. Capitalized terms used in the text of this Commitment Letter without definition have the meanings assigned in the Term Sheet.

3.	Administrative Agent

It is agreed that SVB will act as the sole and exclusive Administrative Agent (the “Administrative Agent”) for the Credit Facilities.

Commitment Letter

4.	Syndication

The Lead Arranger may syndicate, prior to and/or after the execution of definitive documentation for the Credit Facilities (the “Credit Documentation”), all or a portion of the loans and commitments to one or more other lenders (collectively with the Committed Lender, the “Lenders”) pursuant to a syndication managed by the Lead Arranger (the “Syndication Process”) on the terms set forth in this Commitment Letter and in the Fee Letter among the parties hereto and dated as of even date herewith (the “Fee Letter”).

The Lead Arranger will commence the Syndication Process promptly after your acceptance of this Commitment Letter and the Fee Letter. The Lead Arranger will control all aspects of the Syndication Process, including the timing and selection, in consultation with you, of prospective Lenders, the awarding of any titles, the determination of allocations and the amount of any fees. You agree that no Lender will be permitted to receive compensation of any kind for its participation in the Credit Facilities, except as expressly provided for in this Commitment Letter or the Fee Letter, without the prior written consent of the Lead Arranger.

You agree to assist (and use commercially reasonable efforts to cause the Acquired Business, each of its and your respective affiliates and all other necessary persons to assist) the Lead Arranger with the Syndication Process; including, without limitation: (i) participation in meetings and/or calls, as requested by the Administrative Agent; (ii) preparation of information, including a confidential information memorandum, as deemed necessary by the Administrative Agent, presentations and other offering materials to be used in connection with the Syndication Process (such information, the “Marketing Materials”); (iii) providing the Administrative Agent with a financial model that includes quarterly and annual financial statements (income statement, balance sheet, statement of cash flows) prepared according to GAAP, (x) on a consolidated basis, for the Company and Rightside Group, in each case on a standalone basis for the two preceding fiscal years, provided that the financials for Rightside Group will include a breakout of the registrar and registry businesses and that the Administrative Agent will receive summary historical financials for DMIH Limited (either as part of the financial model or in a separate file), and (y) on a consolidated and consolidating (of material business units as agreed by SVB and the Company) basis, for the Company and the Acquired Business on a pro forma combined basis for the projected period through the anticipated Maturity Date of the Credit Facilities, and (iv) confirmation of the completeness and accuracy and, if applicable, “PUBLIC” nature of, and the signing of an authorization letter with respect to, such materials.

5.	Clear Market

You shall ensure that, without the prior written consent of the Lead Arranger, at all times prior to the earlier to occur of (i) the end of the Syndication Process and (ii) the termination of this Commitment Letter, you and your affiliates shall not enter into, arrange, place, or propose any commercial bank or other credit facilities or issue any debt or preferred securities, and you shall use commercially reasonable efforts to ensure the same with respect to the Acquired Business, other than the Credit Facilities.

6.	Information

You hereby represent (but only to your knowledge with respect to any of the information referred to below that is provided by another person that is not your affiliate) and covenant that (a) all written information other than projections (“Projections”) and general economic or industry information (the “Information”) that has been and will be made available to any of the Commitment Parties and/or the Lenders by you, the Acquired Business or any of your or its respective affiliates or representatives, when taken as a whole, is and will be when furnished complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, when taken as a whole, (after giving effect to all supplements and updates thereto through the date furnished) and (b) the Projections that have been or will be made available to the Commitment Parties by you, the Acquired Business or any of your or its respective affiliates or representatives have been or will be prepared in good faith based upon reasonable assumptions (it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material). You agree that if at any time prior to the later of the closing of the Credit Facilities (the “Closing Date”) and the completion of the Syndication Process, any of the representations in the preceding sentence would be incorrect if the Information or Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information or the Projections, as the case may be, so that such representations will be correct under those circumstances. You understand that in arranging and syndicating the Credit Facilities the Lead Arranger may use and rely on the Information and Projections without independent verification thereof.

You hereby authorize and agree, on behalf of yourself, the Acquired Business and your and its respective affiliates, that the Information, the Projections and all other information (including third party reports) provided by or on behalf of you, the Acquired Business and your and its respective affiliates to the Commitment Parties regarding you, the Acquired Business and your and its respective affiliates, the Transaction and the other transactions contemplated hereby in connection with the Credit Facilities may be disseminated by or on behalf of the Commitment Parties, and made available, to prospective Lenders and other persons, who have agreed to be bound by customary confidentiality undertakings (including “click-through” agreements), all in accordance with the Lead Arranger’s standard loan syndication practices (whether transmitted electronically by means of a website, e-mail or otherwise, or made available orally or in writing, including at prospective Lender or other meetings). You hereby further authorize the Lead Arranger to download copies of your logo and to use commercially reasonable efforts to obtain authorization to permit the Lead Arranger to download copies of the Acquired Business’ logos, from their respective websites and post copies thereof on an IntraLinks®, DebtX® or similar workspace and use such logos on any materials prepared in connection with the Syndication Process.

7.	Expenses

Regardless of whether the Credit Facilities close, you hereby agree to pay upon demand to the Commitment Parties all reasonable and documented out-of-pocket fees and expenses (including, but not limited to, all reasonable and documented costs and out-of-pocket expenses of one (1) legal counsel and, to the extent necessary, one (1) local counsel in each relevant and material jurisdiction for all Commitment Parties) incurred by them in connection with this Commitment Letter, the Fee Letter, the Transaction, and the Credit Facilities.

8.	Confidentiality

Each party hereto agrees that it will not disclose the contents of this Commitment Letter, the Fee Letter, any discussions relating to the proposed Credit Facilities or Syndication Process or any information obtained during the due diligence process to any third party (including, without limitation, any financial institution or intermediary) without the other party’s prior written consent, other than (a) to those potential lenders, advisors, representative, partners, directors, officers, employees, advisors and affiliates who are directly involved in the consideration of the Transaction; provided, that this Commitment Letter (but not the Fee Letter or the contents thereof other than (i) the existence thereof and the contents thereof with respect to fees generally in the aggregate as part of projections and pro forma information, (ii) a generic disclosure of aggregate sources and uses to the extent customary in Marketing Materials and other disclosures and (iii) a customarily redacted version, (excluding fees set forth in the Fee Letter)) may also be disclosed to the Acquired Business and their equity holders, directors, officers, employees and advisors and (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case the disclosing party agrees to inform other party promptly thereof). Each party hereto agrees to inform all permitted recipients of the information described above that such information is confidential and may not be used for any purpose other than in connection with the Transaction and may not be disclosed to any other person. Each party reserves the right to review and approve, in advance, all materials, press releases, advertisements and disclosures related to the Transaction and agrees that such right will be exercised with reasonable promptness.

9.	Indemnity

Regardless of whether the Credit Facilities closes, you agree to (a) indemnify, defend and hold each of the Commitment Parties, each Lender, their respective affiliates and the principals, directors, officers, employees, representatives, agents and third party advisors of each of them (“Related Persons”) (each, an “Indemnified Person”), harmless from and against all losses, disputes, claims, investigations, litigation, proceedings, expenses (including, but not limited to, reasonable attorneys’ fees), damages, and liabilities of any kind to which any Indemnified Person may become subject in connection with this Commitment Letter, the Fee Letter, the Credit Facilities, the use or the proposed use of the proceeds thereof, the Transaction or any other transaction contemplated by this Commitment Letter (each, a “Claim”, and collectively, the “Claims”), regardless of whether such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party, you, the Acquired Business or any of your or its respective affiliates), and (b) reimburse each Indemnified Person upon demand for all reasonable legal and other expenses incurred in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (each, an “Expense”) (but limited to one (1) counsel to such Indemnified Persons, taken as a whole, one (1) local counsel in each relevant and material jurisdiction and, solely, in the event of a conflict of interest, one (1) additional counsel (and, if necessary, one (1) local counsel in each relevant and material jurisdiction) to each group of similarly situated affected Indemnified Persons); provided, that no Indemnified Person shall be entitled to indemnity hereunder in respect of any Claim or Expense to the extent that the same is found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (i) the gross negligence, willful misconduct or bad faith of such Indemnified Person (or any of its Related Persons), (ii) a material breach by such Indemnified Person of its obligations under this Commitment Letter or the Fee Letter at a time when you have not breached your obligations hereunder in any material respect or (iii) a dispute solely among Indemnified Parties (other than a Claim against any Commitment Party solely in its capacity as Lead Arranger, Agent, bookrunner or any other similar role in connection with this Commitment Letter, the Credit Facilities, the Transaction or any related transactions contemplated hereby or thereby or any use or intended use of the proceeds of the Credit Facilities) not arising out of any act or omission on the part of you or your affiliates.

No party hereto or any of their respective affiliates shall be liable for any punitive, exemplary, consequential or indirect damages alleged in connection with, arising out of, or relating to, any Claims, this Commitment Letter, the Fee Letter, the Credit Facilities, the use or the proposed use of the proceeds thereof, the Transaction, or any other transaction contemplated by this Commitment Letter; provided, that nothing contained in this paragraph shall limit your indemnity and expense reimbursement obligations to the extent set forth in the previous paragraph.

Furthermore, you hereby acknowledge and agree that the use of electronic transmission is not necessarily secure and that there are risks associated with such use, including risks of interception, disclosure and abuse. You agree to assume and accept such risks and hereby authorize the use of transmission of electronic transmissions, and that no Commitment Party nor any of its respective affiliates will have any liability for any damages arising from the use of such electronic transmission systems except to the extent the same is found by a final nonappealable judgment of a court of competent jurisdiction to have arisen from the gross negligence, willful misconduct or bad faith of such Commitment Party or affiliate.

10.	Sharing Information; Absence of Fiduciary Relationship

You acknowledge that the Commitment Parties and/or their affiliates may be investing in, or providing debt financing, equity capital or other services to, other companies with which you may have conflicting interests. You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and any of the Commitment Parties and/or their respective affiliates has been or will be created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Parties and/or their respective affiliates have advised or are advising you on other matters and (b) you will not assert any claim against any of the Commitment Parties and/or their respective affiliates for breach or alleged breach of fiduciary duty and agree that none of the Commitment Parties and/or their respective affiliates shall have any direct or indirect liability to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

11.	Assignments and Amendments

This Commitment Letter shall not be assignable by you without the prior written consent of the Commitment Parties (and any purported assignment without such consent shall be null and void), and is solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons. The Committed Lender may assign its commitment hereunder, in whole or in part, to any of its affiliates or to any prospective Lender in connection with the Syndication Process or otherwise; provided, that, notwithstanding any such assignment, with respect to amounts to be funded on the Closing Date, the commitment of the Committed Lender to fund its committed portion of the Credit Facilities on the terms and conditions set forth in this Commitment Letter and the Fee Letter will be reduced solely to the extent such other Lenders fund their commitments on the Closing Date. This Commitment Letter may not be amended or waived except in a written instrument signed by you and the Commitment Parties.

12.	Counterparts and Governing Law

This Commitment Letter may be executed in counterparts, each of which shall be deemed an original and all of which counterparts shall constitute one and the same document. Delivery of an executed signature page of this Commitment Letter by facsimile or electronic (including “PDF”) transmission shall be effective as delivery of a manually executed counterpart hereof. No posting to any E-System shall be denied legal effect merely because it is made electronically and each party hereto agrees not to contest the validity or enforceability of any posting on any E-System or E-Signature merely because it is made electronically.

This Commitment Letter (including the Summary of Terms) shall be governed by, and construed in accordance with, the laws of the State of California; provided, that, notwithstanding the foregoing, it is understood and agreed that (a) the interpretation of the definition of “Material Adverse Effect” (as defined in the Merger Agreement as in effect on the date hereof) under the Merger Agreement and whether a Material Adverse Effect has occurred, (b) the determination of the accuracy of any Merger Agreement Representations (as defined in Schedule 1 to the Term Sheet) and whether as a result of any inaccuracy thereof you have the right (taking into account any applicable cure provisions) to terminate your obligations under the Merger Agreement or decline to consummate the Merger (as defined in the Merger Agreement) and (c) the determination of whether the Merger has been consummated in accordance with the terms of the Merger Agreement, in each case shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

13.	Venue and Submission to Jurisdiction

The parties hereto consent and agree that the state or federal courts located in the Northern District of the State of California, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, the Fee Letter, the Credit Facilities, the Transaction, any other transaction relating hereto or thereto, and any investigation, litigation, or proceeding in connection with, related to or arising out of any such matters; provided, that the parties hereto acknowledge that any appeal from those courts may have to be heard by a court located outside of such jurisdiction. The parties hereto expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection, which each of the parties may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

14.	Waiver of Jury Trial

TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE COMPANY AND SVB EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS COMMITMENT LETTER OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS COMMITMENT LETTER. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES’ AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the Santa Clara County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in Santa Clara County, California; and the parties hereby submit to the jurisdiction of such court. The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive. The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers. All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed. If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the Santa Clara County, California Superior Court for such relief. The proceeding before the private judge shall be conducted in the same manner as it would be before a court under the rules of evidence applicable to judicial proceedings. The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings. The private judge shall oversee discovery and may enforce all discovery rules and order applicable to judicial proceedings in the same manner as a trial court judge. The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to the California Code of Civil Procedure § 644(a). Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies. The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.

15.	Survival

The provisions of this Commitment Letter set forth under this heading and the headings “Syndication”, “Information”, “Expenses”, “Confidentiality”, “Indemnity”, “Sharing Information; Absence of Fiduciary Relationship”, “Assignments and Amendments”, “Counterparts and Governing Law”, “Venue and Submission to Jurisdiction” and “Waiver of Jury Trial” shall survive the termination or expiration of this Commitment Letter and shall remain in full force and effect regardless of whether the Credit Facilities close or the Credit Documentation shall be executed and delivered; provided, that if the Credit Facilities close and the Credit Documentation shall be executed and delivered, (i) the provisions under the headings “Information”, “Syndication” and “Clear Market” shall survive only until the completion of the Syndication Process (as determined by Lead Arranger), and (ii) the provisions under the heading “Expenses”, “Confidentiality”, “Indemnity”, and “Sharing Information; Absence of Fiduciary Relationship” shall be superseded and deemed replaced by the terms of the Credit Documentation governing such matters.

16.	Integration

This Commitment Letter and the Fee Letter supersede any and all discussions, negotiations, understandings or agreements, written or oral, express or implied, between or among the parties hereto and their affiliates as to the subject matter hereof.

This Commitment Letter and the Fee Letter each constitutes a legal, valid and binding obligation, enforceable against each of the parties hereto and thereto in accordance with their respective terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) and with respect to the subject matter contained herein and therein (including an obligation to negotiate in good faith)), it being acknowledged and agreed that the funding of the Credit Facilities is subject solely to (i) the execution and delivery of the Credit Documentation by the Borrower and the Guarantors consistent with this Commitment Letter (including the Term Sheet (and subject in all respects to the “Documentation Principles” and “Certain Funds Provisions”) and (ii) satisfaction (or waiver by the Commitment Parties) of each of the conditions set forth in Schedule 1 to the Term Sheet.

17.	Patriot Act

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each Lender may be required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes the name, address, tax identification number and other information regarding the Borrower and each Guarantor that will allow such Lender to identify the Borrower and each Guarantor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Lender.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to the Lead Arranger executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., Los Angeles time, on June 13, 2017. The Agent’s commitments hereunder and agreements contained herein will expire at such time in the event that the Lead Arranger has not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the initial borrowing in respect of the Credit Facilities does not occur on or before 5:00 p.m., Los Angeles time on the date that is 180 days after the date of this Commitment Letter, then this Commitment Letter and the commitments and undertakings of the Agent hereunder shall automatically terminate. You shall have the right to terminate this Commitment Letter and all (but not less than all) of the commitments of the Lenders hereunder at any time upon written notice to them from you, subject to your surviving obligations as set forth herein and in the Fee Letter. Notwithstanding anything in this paragraph to the contrary, the termination of this Commitment Letter and any commitments hereunder pursuant to this paragraph does not prejudice our or your rights and remedies in respect of any breach of this Commitment Letter.

SVB is pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

SILICON VALLEY BANK

By:	/s/ Jayson Davis
Name: Jayson Davis
Title: Director

Accepted and agreed to as of

the date first written above by:

DONUTS INC.

By:	/s/ David Rostov
Name: David Rostov
Title: Chief Financial Officer

Exhibit A

SUMMARY OF INDICATIVE TERMS AND CONDITIONS

DONUTS INC.

$110,000,000 SENIOR SECURED CREDIT FACILITIES

Capitalized terms not otherwise defined herein have the same meanings as specified therefore in the Commitment Letter to which this Summary of Indicative Terms and Conditions (“Term Sheet”) is attached. Additionally, the term “Existing Credit Facility” refers to the revolving and term credit facilities evidenced by that certain Credit Agreement dated November 7, 2016 (as amended to the date hereof, (the “Existing Credit Agreement”) by and among Borrower, the lenders party thereto and SVB as Administrative Agent. Furthermore, references in this Term Sheet to terms or provisions of the Existing Credit Agreement shall mean such terms or provisions, as modified in accordance with the Documentation Principles.

BORROWER(S):	DONUTS INC., a Delaware corporation (the “Borrower”).

GUARANTORS:	All obligations of Borrower under the Credit Facilities will be guaranteed by each existing and future direct and indirect material domestic subsidiary of the Borrower (collectively, the “Guarantors”; and together with Borrower, the “Loan Parties”).

All guarantees will be guarantees of payment and not of collection.

The parties acknowledge and agree that, subject to SVB’s ongoing diligence, additional Loan Parties may be added; provided, however, that no entity will be made a Loan Party if doing so would have adverse tax consequences.

ADMINISTRATIVE AND COLLATERAL AGENT:	Silicon Valley Bank (“SVB”) will act as sole administrative and collateral agent (the “Administrative Agent”) for the Credit Facilities.

LENDERS:	SVB and such other banks, financial institutions and institutional lenders reasonably acceptable to SVB selected in consultation with the Borrower (collectively, the “Lenders”). SVB will commit to $85,000,000 of the Term Loan Facility and $15,000,000 of the Revolving Credit Facility, which will include a sublimit of $15,000,000 for the issuance of Letters of Credit and a swingline sublimit of up to $10,000,000.

CREDIT FACILITIES:	An aggregate principal amount of $110,000,000 will be available through the following facilities:

Revolving Credit Facility: a $25,000,000 revolving line of credit, which will include a sublimit of $20,000,000 for the issuance of letters of credit (each a “Letter of Credit”), and a swingline sublimit of up to $10,000,000 (each advance thereunder, a “Swingline Loan”). SVB will be the Issuing Lender with respect to Letters of Credit (in such capacity, the “Issuing Lender”) and the Swingline Lender (in such capacity, the “Swingline Lender”) and each of the Lenders under the Revolving Credit Facility will purchase an irrevocable and unconditional participation in each Letter of Credit and each Swingline Loan.

Commitment Letter

Term Loan Facility: an $85,000,000 term loan facility, all of which will be drawn on the Closing Date (the “Term Loan” and together with the Revolving Credit Facility, the “Credit Facilities”).

SWINGLINE OPTION:	Swingline Loans will be made available on a same day basis in an aggregate amount not exceeding $10,000,000 and in minimum amounts of $500,000.

INCREMENTAL FACILITY OPTION:	Borrower may, at its option at any time and from time to time and subject to conditions, limitations and notice periods to be determined, increase the aggregate amount of the Revolving Credit Facility (any such increase, an “Incremental Facility”) in an aggregate amount of up to $40,000,000, provided (a) no Lender will be required to increase its respective commitment, (b) after giving pro forma effect to such Incremental Facility and the use of proceeds thereof, (1) no default or event of default shall exist at the time of incurrence of such Incremental Facility and (2) the Borrower shall be in pro forma compliance with the financial covenants set forth in the loan documents, (c) any Incremental Facility shall be on the same terms (including the pricing and maturity date) as, and pursuant to, documentation applicable to the Revolving Credit Facility and (d) any and all fees associated with the Incremental Facility as specified in the Fee Letter shall have been paid to the Administrative Agent.

PURPOSE:	Proceeds of the Revolving Credit Facility may be used for (a) the Transaction, including associated fees and expenses, (b) Permitted Acquisitions and the purchase of gTLD assets, and (c) working capital and general corporate purposes. Proceeds of the Term Loan may be used for the Transaction, including associated fees and expenses.

CLOSING DATE:	The execution of definitive loan documentation, anticipated to occur on or around July 10, 2017, but in any event, not later than the date that is 180 days after the date of the Commitment Letter (the “Closing Date”).

MATURITY:	Each of the Revolving Credit Facility and the Term Loan Facility will terminate and all amounts outstanding thereunder will be due and payable in full on the date occurring five (5) years after the Closing Date (the “Maturity Date”).

SCHEDULED AMORTIZATION:	The Term Loan will be subject to quarterly amortization of principal as follows (the “Scheduled Amortization”): (a) 1.25% of the original principal amount of the Term Loan to be payable on the first day of each fiscal quarter for the first eight fiscal quarters commencing with the first full fiscal quarter after the Closing Date and (b) 2.50% of the original principal amount of the Term Loan to be payable on the first day of each fiscal quarter for the ninth through twentieth full fiscal quarters after the Closing Date, with the remaining balance due in full on the Maturity Date.

DOCUMENTATION PRINCIPLES:

The documentation for the Credit Facilities will be consistent with the terms and conditions set forth in the Existing Credit Agreement, including the representations, warranties, affirmative covenants and

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negative covenants as set forth therein, subject to such modifications as are specifically referenced in this Term Sheet and as are reasonably necessary in light of the Term Loan, Swingline Loans, Incremental Facility, the operational and strategic requirements of Borrower and its subsidiaries (including foreign subsidiaries), their consolidated capital structure, size, industries and practices, and opportunities for cost-savings and synergies arising from the Merger, and to provide for the perfection of security interests in favor of the Administrative Agent (the “Documentation Principles”), which modifications may include, subject to due diligence, reasonable increases in the size and amount of certain dollar baskets and thresholds as agreed upon by Borrower and Administrative Agent. For the purpose of financial covenants, historical Consolidated Adjusted EBITDA levels will be mutually agreed to by Borrower and the Administrative Agent.

FINANCIAL COVENANTS:	Minimum Fixed Charge Coverage Ratio of 1.25:1.00.

Maximum Consolidated Total Leverage Ratio of 3.50:1.00 through the first two full fiscal quarters following the Closing Date, 3.00:1.00 for the next four fiscal quarters thereafter, and 2.50:1.00 for each fiscal quarter thereafter through maturity. “Consolidated Total Leverage Ratio” is defined as total funded debt less up to $10 million of Qualified Cash in excess of $5 million to Borrower’s trailing twelve month Consolidated Adjusted EBITDA.

PERFORMANCE PRICING:	The interest rates per annum applicable to the loans under the Credit Facilities will be Eurodollar Base Rate plus the Applicable Margin (“LIBOR Loans”) or, at the option of the Borrower, Alternative Base Rate (“ABR”, to be defined as the Wall Street Journal prime rate (the “Prime Rate”), floating, plus the Applicable Margin). In no case shall the Eurodollar Base Rate and the Prime Rate be less than zero. Borrower may select interest periods of 1, 2, 3 or 6 months for LIBOR loans, subject to availability. Interest shall be paid at the end of the selected interest period, but no less frequently than quarterly.

Letter of Credit fees shall be payable on the maximum amount available to be drawn under each Letter of Credit at a rate per annum equal to the Applicable Margin for Eurodollar Base Rate borrowings under the Revolving Credit Facility. Such fees will be (a) payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date, and (b) shared proportionately by the Lenders under the Revolving Credit Facility. In addition, (x) a fronting fee in the amount equal to 0.125% per annum on the daily amount available to be drawn under each Letter of Credit shall be payable to the Issuing Lender for its own account, and (y) the Issuing Lender’s standard administrative fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit issued for the account of (or at the request of) the Borrower or processing of drawings thereunder shall be payable when required by the Issuing Lender.

During the continuance of any default under the loan documentation, the Applicable Margin on obligations owing under the loan documentation shall increase by 2.00% per annum (subject, in all

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cases other than a default in the payment of principal when due, to the request of the Required Lenders).

“Applicable Margin” means a percentage per annum to be determined in accordance with the pricing grid set forth below, based on the Consolidated Total Leverage Ratio.

Level	Consolidated Total Leverage Ratio	Applicable Margin for LIBOR Loans	Applicable Margin for ABR Loans	Unused Fee
IV	≥ 3.00:1.00	3.75%	2.75%	0.40%
III	≥ 2.25:1.00 but < 3.00:1.00	3.50%	2.50%	0.35%
II	≥ 1.50:1.00 but < 2.25:1.00	3.25%	2.25%	0.30%
I	< 1.50:1.00	2.75%	1.75%	0.25%

A percentage per annum determined in accordance with the pricing grid above, based on Consolidated Total Leverage, shall be payable on the actual daily unused portions of the Revolving Credit Facility (the “Unused Fee”). Swingline Loans will not be considered utilization of the Revolving Credit Facility for purposes of this calculation. The Unused Fee shall be payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date.

Any increase or decrease in the Applicable Rate resulting from a change in the Consolidated Total Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to the Credit Agreement; provided, however, that if a Compliance Certificate is not delivered when due in accordance with the Credit Agreement, then, at the sole discretion of the Administrative Agent, Pricing Level IV shall apply, in each case as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and in each case shall remain in effect until the first Business Day following the date on which such Compliance Certificate is delivered. Pricing Level IV shall apply from the Closing Date through the end of the first LIBOR interest period or the end of the Borrower’s next full fiscal quarter, whichever is earliest.

CALCULATION OF INTEREST AND FEES:	Other than calculations in respect of interest at the Prime Rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

COLLATERAL:	The Credit Facilities will be secured by a first priority security interest in all existing and after acquired assets constituting personal property of the Loan Parties (including, without limitation, a pledge of 65% of the voting capital stock of any first-tier foreign subsidiary owned by any Loan Party) and all products and proceeds thereof, including an assignment of TLD rights and the rights to ICANN fee refunds from a withdrawn application.

SUBJECT TO:	The conditions specified on Schedule 1 hereto.

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ASSIGNMENTS AND PARTICIPATIONS:	Facility Assignments: Each Lender will be permitted to make assignments to other financial institutions in respect of the Revolving Credit Facility or the Term Loan Facility in a minimum amount equal to $5,000,000 with the prior consent of (a) the Administrative Agent (not to be unreasonably withheld or delayed) and (b) the Borrower (not to be unreasonably withheld or delayed); provided that no such consent of the Borrower shall be required (i) if an Event of Default has occurred and is continuing, or (ii) if the Borrower fails to respond to a request for consent after five (5) Business Days.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged to the assigning Lender (subject to customary exceptions) with respect to each assignment, unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the loan documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations; provided that the Lender shall retain the sole right to enforce the loan documentation and agree to any amendment, modification or waiver of any loan document (except that the Lender may agree that it will consult with the holders of participations with respect to any amendment, modification or waiver relating to changes in amount, rate or maturity date).

Notwithstanding the foregoing, without the Borrower’s consent, as long as no Event of Default has occurred and is continuing, no participations may be made to (a) any Person that appears on the list of competitors of the Borrower as agreed upon by the Borrower and the Administrative Agent, and as modified from time to time with the consent of the Administrative Agent (acting reasonably) or (b) any other Persons identified on the list of Disqualified Institutions as agreed upon by the Borrower and the Administrative Agent (acting reasonably) on or prior to the Closing Date (collectively, “Disqualified Institutions”).

WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of Lenders holding loans and commitments representing greater than 50% of the aggregate amount of the loans and commitments under the Revolving Credit Facility (the “Required Lenders”) (provided that, at any time there are two (2) or more Lenders, Required Lenders must include at least two (2) Lenders), except that, consistent with the Existing Loan Agreement: (a), the consent of each Lender shall be required with respect to certain customary matters; the (b) the consent of each Lender affected thereby shall be required with respect to certain customary matters; and (c) the consent of a supermajority of Lenders shall be required in connection with those matters set forth in the Existing Loan Agreement that are subject to the consent of the supermajority of Lenders.

GOVERNING LAW:	State of California.

COUNSEL TO THE ADMINISTRATIVE AGENT:	Sidley Austin LLP.

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Schedule 1

$110,000,000 Senior Secured Credit Facility

Donuts, Inc.

Additional Conditions Precedent

The availability and initial funding on the Closing Date of the Credit Facilities shall be subject to the Certain Funds Provision (as defined following Section 7 below) and the satisfaction or waiver of the following conditions:

1. The Merger (as defined in the Merger Agreement) shall have been consummated, or shall be consummated substantially concurrently with the initial borrowings under the Term Facility, in all material respects in accordance with the Agreement and Plan of Merger, dated June 13, 2017 (the “Merger Agreement”), by and among Rightside Group, Ltd., Company and DTS Sub Inc., without giving effect to any modifications, amendments, consents or waivers of any provision thereof in any manner that is materially adverse to the interests of the Commitment Parties (in their capacity as such) without the prior written consent (not to be unreasonably withheld, delayed or conditioned) of the Commitment Parties.

2. Since the date of the Merger Agreement, there shall not have occurred a Material Adverse Effect (as defined in the Merger Agreement as in effect on the date hereof).

3. The Administrative Agent shall have received the following (collectively, the “Closing Deliverables”): (a) customary legal opinions, (b) customary evidence of authority, (c) customary officer’s certificates, (d) good standing certificates (to the extent applicable) in the respective jurisdictions of organization of the Borrower(s) and the Guarantors, (e) a solvency certificate from the chief financial officer or other officer with equivalent duties of the Borrower(s), (f) a pro forma compliance certificate and any associated financial reporting, (g) a payoff letter from Silicon Valley Bank for the existing senior debt with Rightside Group and the transfer of all liens in favor of such lender, and the transfer of possessory collateral, if any, (h) a customary borrowing request, which shall be delivered prior to the Closing Date as set forth in the Credit Documentation and (i) a copy of the fully executed Merger Agreement.

4. The Lenders shall have received separate historical consolidated financial statements as to Donuts and the Acquired Business for the two preceding fiscal years, and forecasts giving effect to all elements of the Transaction to be effected on or before the Closing Date, prepared by management of the Borrower, each in form reasonably satisfactory to the Administrative Agent, of balance sheets, income statements and cash flow statements on a quarterly and annual basis for each year during the term of the Credit Facilities.

5. The Commitment Parties shall have received at least five business days prior to the Closing Date all documentation and other information about the Borrower and the Guarantors required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act.

6. Payment of fees and expenses due to the Commitment Parties under the Commitment Letter and the Fee Letter, to the extent invoiced (in the case of expenses) in reasonable detail at least two (2) Business Days prior to the Closing Date (except as otherwise reasonably agreed by you), required to be paid on the Closing Date.

7. (a) The execution and delivery by the applicable Loan Parties of a credit agreement with respect to the Credit Facilities and the other Credit Documentation, in each case as described in the Term Sheet and subject to the Documentation Principles, and (b) the accuracy, in all material respects, of each of the Merger Agreement Representations and the Specified Representations (in each case, as defined below).

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, (a) the only representations and warranties that will be made on the Closing Date and the making of which shall be a condition to the availability of the Credit Facilities on the Closing Date shall be (i) such of the representations and warranties with respect to the Company and its subsidiaries made in the Merger Agreement, but only to the extent a breach of such representations and warranties is material to the interests of the Lenders (collectively, the “Merger Agreement Representations”), provided that, notwithstanding anything set forth in this Commitment Letter, the Fee Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, a failure of any Merger Agreement Representation to be true and correct shall not result in a failure of a condition to the availability of the Credit Facilities on the Closing Date or in a default or event of default under the Credit Documentation based upon a breach of a representation or warranty, unless such failure gives you or any of your affiliates the right (taking into account any applicable cure provisions) to terminate your (or its) obligations under the Merger Agreement or decline to consummate the Merger and (ii) the Specified Representations (as defined below), and (b) the terms of the Credit Documentation and the Closing Deliverables shall be in a form such that they do not impair the availability of the Credit Facilities on the Closing Date if the conditions expressly set forth in this Schedule 1 are satisfied (or waived by the Commitment Parties) (it being understood that, to the extent any Collateral (other than to the extent that a lien on such Collateral may be perfected by (A) the filing of a financing statement under the Uniform Commercial Code or (B) the delivery of certificated equity interests, if any, of the Borrower’s wholly-owned direct and indirect U.S. subsidiaries), is not or cannot be provided and/or perfected on the Closing Date after your use of your commercially reasonable efforts to do so or without undue burden or expense, the provision and/or perfection of such guaranty or Collateral shall not constitute a condition precedent to the availability of the Credit Facilities on the Closing Date and shall not affect the size of the Credit Facilities available on the Closing Date, but shall be required to be delivered or perfected, as applicable, within 60 days after the Closing Date (subject to extensions reasonably agreed to by the Administrative Agent)). For purposes hereof, “Specified Representations” means the representations and warranties of the Borrower and each of the Guarantors set forth in the Credit Documentation relating to organizational power and authority (only as to execution, delivery and performance of the applicable Credit Documentation), the due authorization, execution, delivery and enforceability of the applicable Credit Documentation (in each case related to the borrowing under, guaranteeing under, performance of, and granting and perfecting of security interests in the Collateral pursuant to the Credit Documentation), solvency on a consolidated basis as of the Closing Date of the Company and its subsidiaries (to be satisfied solely by delivery of a solvency certificate in form and substance satisfactory to the Administrative Agent hereto), no conflicts of the Credit Documentation (in each case related to the Transactions and the borrowing under, guaranteeing under, performance of, and granting and perfecting of security interests in the Collateral pursuant to the Credit Documentation) with charter documents or the subordinated debt agreements, Federal Reserve margin regulations, compliance with the Patriot Act, the use of the proceeds of the Facilities not violating OFAC, FCPA or other anti-terrorism laws, the Investment Company Act, and, subject to permitted liens (including liens permitted to remain outstanding following the Closing Date pursuant to the terms of the Merger Agreement) and the limitations set forth in the prior sentence, the creation, validity and perfection of security interests with respect to the Facilities. The provisions of this paragraph shall be referred to herein collectively as the “Certain Funds Provision.”

Confidential — Please Do Not Disclose Without SVB’s Consent